JONES DAY

NORTH POINT — 901 LAKESIDE AVENUE — CLEVELAND, OHIO 44114-1190

TELEPHONE: (216) 586-3939 — FACSIMILE: (216) 579-0212

August 4, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Special Counsel
Sonia Bednarowski

Re:	TransDigm Inc.

TransDigm Group Incorporated

Registration Statement on Form S-4

Filed June 8, 2011

File No. 333-174781 & -01 to -26

Ladies and Gentlemen:

TransDigm Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 5, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on June 8, 2011 (the “Registration Statement”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General

1.	We note that you have outstanding comments related to TransDigm Group Incorporated’s Form 10-K for the fiscal year ended December 31, 2010. Please note that all comments on the Form 10-K will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-4.

United States Securities and Exchange Commission

Division of Corporation Finance

August 4, 2011

Response: The Company confirms its understanding that all comments on the Form 10-K will need to be fully resolved before the Commission will act on a request for acceleration of the effectiveness of the Form S-4. The Company has been advised by the Staff that they have completed the review of the Company’s Form 10-K for the fiscal year ended December 31, 2010 and that the Staff has no further comments.

2.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: Contemporaneously with the submission of this letter, the Company and TransDigm Group Incorporated, Champion Aerospace LLC, Adams Rite Aerospace, Inc., MarathonNorco Aerospace, Inc., Avionic Instruments LLC, Skurka Aerospace Inc., CDA InterCorp LLC, Aviation Technologies, Inc., Avtech Corporation, Transicoil LLC, Malaysian Aerospace Services, Inc., AeroControlex Group, Inc., Acme Aerospace, Inc., Dukes Aerospace, Inc., CEF Industries, LLC, Bruce Aerospace Inc., Bruce Industries Inc., Aircraft Parts Corporation, Semco Instruments, Inc., Hartwell Corporation, McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace Investments, Inc., McKechnie Aerospace US LLC, Texas Rotronics, Inc. and Western Sky Industries, LLC (collectively, the “Guarantors” and, together with the Company, the “Registrants”) are filing a supplemental letter stating that the Registrants are registering the exchange offer in reliance on the Commission’s position contained in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

3.	Please have counsel revise the second to the last paragraph on page two by removing the words “in each case as currently in effect” as it is inappropriate to limit the opinion to a date prior to the date of effectiveness. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

Response: The Company confirms that Counsel will refile the opinion, dated the date of effectiveness, as Exhibit 5.1 to an amendment to the Registration Statement that will be filed on the date of effectiveness.

Exhibit 5.2

4.

Refer to the last full paragraph on page one. It is inappropriate for counsel to limit its opinion to the rules and regulations “that a Colorado or Florida counsel exercising customary professional diligence would reasonably be expected to recognize as being applicable to the applicable Guarantor or the transaction documents with respect to the Exchange Offer to which this opinion letter relates.” Rather, counsel must provide an opinion based upon the laws

United States Securities and Exchange Commission

Division of Corporation Finance

August 4, 2011

of Colorado and Florida. Please have counsel revise accordingly.

Response: Counsel has revised the opinion to remove the language cited by the Staff and the revised opinion has been filed as Exhibit 5.2 to the Amended Registration Statement.

5.	Counsel may review any documents it believes are necessary to render an opinion. Accordingly, please have counsel remove the first complete sentence on page two. Alternatively, please remove the words “based solely upon” and revise the qualification to clarify that counsel has examined all other documents as necessary to render its opinion.

Response: Counsel has revised the opinion to remove the word “solely” and to revise the qualification to clarify that counsel has examined all other documents as necessary to render its opinion. The revised opinion has been filed as Exhibit 5.2 to the Amended Registration Statement.

Exhibit 5.3

6.	Please have counsel revise to remove assumptions B-3, B-4 and B-5 on page two as it is inappropriate for counsel to make such assumptions regarding its own clients.

Response: Counsel has revised the opinion to remove assumptions B-3, B-4 and B-5 on page two and the revised opinion has been filed as Exhibit 5.3 to the Amended Registration Statement.

7.	Please have counsel revise to remove sections (b), (c), (d), (h) and (i) of qualification D-2 on pages two and three as the qualifications are overly broad.

Response: Counsel has revised the opinion to remove sections (b), (c), (d), (h) and (i) of qualification D-2 on pages two and three, and the revised opinion has been filed as Exhibit 5.3 to the Amended Registration Statement.

8.	Refer to the date of the opinion and the second sentence in the second to the last paragraph on the last page of the opinion. It is inappropriate for counsel to limit its opinion to a date prior to the date of effectiveness. Please have counsel revise to remove this sentence or confirm that counsel will refile the opinion dated the date of effectiveness.

Response: The Company confirms that counsel will refile the revised opinion, dated the date of effectiveness, as Exhibit 5.3 to an amendment to the Registration Statement that will be filed on the date of effectiveness.

*        *        *

The Company hereby confirms that it is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

United States Securities and Exchange Commission

Division of Corporation Finance

August 4, 2011

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (212) 326-7874.

Sincerely,

/s/ John T. Owen, Esq

John T. Owen, Esq.

cc:	Christopher M. Kelly

W. Nicholas Howley